Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
		Years Ended December 31
	2018	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges
Income before income taxes	$174	528	410	306	246	176
Undistributed equity earnings	(8)	(1)	1	—	—	—
Fixed charges, excluding capitalized interest	30	102	53	35	5	—
Amortization of capitalized interest	1	2	2	—	—	—
	$197	631	466	341	251	176

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$30	101	52	34	5	—
Capitalized interest	—	1	5	32	7	—
Interest portion of rental expense	—	1	1	1	—	—
	$30	103	58	67	12	—
Ratio of Earnings to Fixed Charges	6.6	6.1	8.0	5.1	20.9	N/A